UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 16)*


                       Advance Display Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   007422306 5
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                                 (CUSIP Number)

                              Lawrence F. DeGeorge
                          140 Intracoastal Pointe Drive
                                Jupiter, FL 33477
                                 (561) 745-1001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.


                         (continued on following pages)

                               (Page 1 of 6 Pages)

------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 007422306 5             Schedule 13D                       Page 2 of 6
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 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Lawrence F. DeGeorge
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS (See Instructions)

          PF
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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                         7     SOLE VOTING POWER

     NUMBER OF                  60,674,707
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY
        EACH             8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                 19,114,000
                       ---------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER

                                60,674,707
                       ---------------------------------------------------------

                        10     SHARED DISPOSITIVE POWER

                                19,114,000
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          79,788,707
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES       [ ]
       (See Instructions)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          68.2%
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14     TYPE OF REPORTING PERSON (See Instructions)

          IN
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

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CUSIP No. 007422306 5             Schedule 13D                       Page 3 of 6
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 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          New Iplan AR LLC
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3     SEC USE ONLY

--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS (See Instructions)

          AF
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER

     NUMBER OF                  0
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY
        EACH             8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                 19,114,000
                       ---------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER

                                0
                       ---------------------------------------------------------

                        10     SHARED DISPOSITIVE POWER

                                19,114,000
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,114,000
--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES       [ ]
       (See Instructions)

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          16.3%
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14     TYPE OF REPORTING PERSON (See Instructions)

          OO
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

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CUSIP No. 007422306 5             Schedule 13D                       Page 4 of 6
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ITEM 1. SECURITY AND ISSUER.
----------------------------

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share (the "Common Stock") of Advance Display Technologies, Inc. (the "Company"), whose principal place of business is located at 7334 So. Alton Way, Suite F, Centennial, CO 80112.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:

a. Lawrence F. DeGeorge, an individual, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477. Mr. DeGeorge is the Chief Executive Officer of LPL Group, Inc., LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holdings Ltd. The principal office of each of these companies is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477, and their principal business is investment management.

b. New Iplan AR LLC, an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477. New Iplan AR LLC is an affiliate of Mr. DeGeorge.

During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. DeGeorge is a citizen of the United States of America.

New Iplan AR LLC is an accredited investor organized under the laws of the state of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

On June 27, 2007, Mr. DeGeorge purchased 9,091 shares of the Company's Series G Preferred Stock for a total purchase price of $1,000,000. The Series G Preferred Stock is convertible into 9,091,000 shares of the Company's Common Stock.

On June 28, 2007, Mr. DeGeorge entered into a Subscription Agreement with the Company for the purchase of an additional 12,500 shares of the Company's Series G Preferred Stock for a capital commitment of $1,000,000. The Series G Preferred Stock is convertible into 12,500,000 shares of Company Common Stock. Pursuant to the Subscription Agreement, the Company has no obligation to issue any of the shares of the Series G Preferred Stock to Mr. DeGeorge before Mr. DeGeorge fulfills the entire subscription. The Company may terminate its obligations under the Subscription Agreement at any time prior to the Company's acceptance of full payment of the total capital commitment.

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CUSIP No. 007422306 5             Schedule 13D                       Page 5 of 6
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ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

The beneficial ownership that is the subject of this Schedule 13D was acquired by Mr. DeGeorge for the purpose of investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

a. As of the date of the filing of this Schedule 13D, Mr. DeGeorge is deemed to beneficially own 79,788,707 shares of Common Stock of the Company. Mr. DeGeorge's beneficial ownership represents 68.2% of the issued and outstanding Common Stock of the Company, assuming conversion of his Preferred Stock ownership.

b. Mr. DeGeorge has the sole power to vote and has sole dispositive right with regard to 60,674,707 shares of Common Stock, and shared power to vote and shared dispositive rights with regard to 19,114,000 shares of Common Stock held by New Iplan AR LLC, the affiliate of Mr. DeGeorge, for a total power to vote and to dispose of 79,788,707 shares of Common Stock.

c.   See Item 3.

d.   Not applicable.

e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
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See Item 3. In addition, the Reporting Person is a party to a Shareholders
Agreement dated November 25, 2003, whereby the Reporting Person may be restricted from transferring his shares under certain circumstances.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

4.1 Subscription Agreement between the Company and Lawrence F. DeGeorge, dated June 27, 2007 and filed as Exhibit 4.1 to the Company's Form 8-K dated June 29, 2007 and incorporated by reference herein.

99.1 Subscription Agreement between the Company and Lawrence F. DeGeorge, dated June 28, 2007 and filed as Exhibit 4.2 to the Company's Form 8-K dated June 29, 2007 and incorporated by reference herein.

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CUSIP No. 007422306 5             Schedule 13D                       Page 6 of 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            July 31, 2007
                                            ------------------------------
                                            (DATE)

                                            /s/  Lawrence F. DeGeorge
                                            ------------------------------
                                            (SIGNATURE)

                                            Lawrence F. DeGeorge
                                            ------------------------------
                                            (NAME AND TITLE)